July 19, 2005



Scott L. Smith
President and Chief Executive Officer
(Principal Financial Officer)
Gold Standard, Inc.
136 South Main Street, Suite 712
Salt Lake City, Utah 84101


	Re:	Gold Standard, Inc.
		Form 10-KSB/A for Fiscal Year Ended October 31, 2004
Filed June 30, 2005
Forms 10-QSB/A and 10-QSB for Fiscal Quarters Ended January 31,
2005
and April 30, 2005
Filed June 30, 2005 and June 20, 2005
      File No. 001-08397

Dear Mr. Scott Smith:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.


10-KSB/A for the Fiscal Year Ended October 31, 2004

General

1. Although you have filed an amendment reflecting some of the revisions requested in our April 13, 2005 comment letter, you should provide a written response to each of the comments that were included in that letter. Please submit all of your response letters on the non-public section of Edgar at your earliest convenience.

2. We have reviewed your amended 10-KSB and were unable to locate your expanded disclosure describing your exploration activities as indicated in your explanatory language prefacing your amendment. In this regard we note your response in your letter dated April 7,
2005
that such disclosure would be included. Please expand your plan of operation to include this disclosure.


10-Q for the Fiscal Quarter Ended April 30, 2005

3. We note that your net loss used to reconcile operating cash flows for the six months ended April 30, 2005 does not correspond to your net loss in your statement of operations. Please revise your statement of cash flows accordingly


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jon Duersch at (202) 551-3719, if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3686 with any other questions. Direct any correspondence to us at the following ZIP Code: 20549.


								Sincerely,



								Karl Hiller
								Branch Chief


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Mr. Scott L. Smith
Gold Standard, Inc.
July 19, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010